                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



(Mark One)
/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                        OR

/   /       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
            EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________ TO _____________________


Commission file number:  1-12552


               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
                               (Title of the Plan)

                                THE TALBOTS, INC.
                         (Issuer of the securities held)

              Delaware                                         41-1111318
   (State or other jurisdiction of                          (I.R.S. Employer
   incorporation or organization)                         Identification No.)


175 Beal Street, Hingham, Massachusetts                          02043
(Address of principal executive offices)                       (Zip Code)

                                 (781) 749-7600
              (Registrant's telephone number, including area code)

THE TALBOTS, INC.
RETIREMENT SAVINGS
VOLUNTARY PLAN

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS
Years Ended December 31, 1999 and 1998
Supplementary Schedules
As of December 31, 1999

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

TABLE OF CONTENTS


                                                                                                                 PAGE
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                  4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999:

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year                            8

SIGNATURES                                                                                                         9

EXHIBIT I - Independent Auditors' Consent                                                                         10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT

Trustees of The Talbots, Inc.
   Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


June 23, 2000

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

                                                                       1999                1998
                                                                       ----                ----
ASSETS:
  Cash                                                             $     6,181        $         -
                                                                   -----------        -----------
  Investments, at fair value:
    Nonparticipant-directed investments - participant loans          1,836,557          1,783,871
    Participant-directed investments                                73,246,959         61,597,076
                                                                   -----------        -----------

           Total investments                                        75,083,516         63,380,947
                                                                   -----------        -----------

  Receivables:
    Employer contributions                                                  --            595,481
    Employee contributions                                                  --            538,996
    Due from broker for investments sold                                20,702            160,028
    Dividends and interest                                                 494            136,288
    Other                                                                   --                812
                                                                   -----------        -----------

           Total receivables                                            21,196          1,431,605
                                                                   -----------        -----------

           Total assets                                             75,110,893         64,812,552
                                                                   -----------        -----------

LIABILITIES:
  Payable for investments purchased                                     11,737            331,706
  Accrued management fee                                                    --             78,533
                                                                   -----------        -----------

           Total liabilities                                            11,737            410,239
                                                                   -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                  $75,099,156        $64,402,313
                                                                   ===========        ===========

See the accompanying notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                           1999               1998
                                                           ----               ----
ADDITIONS:
  Employer contributions                               $ 2,449,801        $ 2,260,145
  Employee contributions                                 7,163,661          6,726,384
  Rollover contributions                                        --             32,063
  Dividend and interest income                           5,555,979          1,844,565
  Net appreciation in fair value of investments          2,199,320          2,388,180
                                                       -----------        -----------

           Total additions                              17,368,761         13,251,337
                                                       -----------        -----------

DEDUCTIONS:
  Benefit payments                                       6,249,793          5,865,227
  Investment management fee                                422,125            472,804
                                                       -----------        -----------

           Total deductions                              6,671,918          6,338,031
                                                       -----------        -----------

INCREASE                                                10,696,843          6,913,306

NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year                                   64,402,313         57,489,007
                                                       -----------        -----------

    End of year                                        $75,099,156        $64,402,313
                                                       ===========        ===========

See the accompanying notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") is for general information purposes only. Participants should refer to the plan document for more complete information.

      GENERAL INFORMATION - The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the "Company") on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the plan year. Prior to October 1, 1999, State Street Bank and Trust Company served as trustee of the Plan and Watson Wyatt Worldwide served as the recordkeeper. Effective October 1, 1999, American Express Trust Co. ("AETC") Retirement Services serves as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his or her compensation. The maximum employee deferral is the lesser of 15% of the participant's compensation or $10,000 (for 1999) indexed for inflation in accordance with the Internal Revenue Code.

      CONTRIBUTIONS - During each plan year, the Company makes matching contributions. Prior to October 1, 1999, the Company determined the rate at which the matching contribution, if any, would be made each quarter. Effective October 1, 1999, the Company's matching contribution, if any, is determined each week. The Company-matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation.

      VESTING AND FORFEITURES - All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures are reallocated on a pro rata basis to active participants, as employer contributions, based on the participant's compensation.

      BENEFIT ARRANGEMENTS - The Plan provides for the payment of a participant's account balance to participants who have reached the later of the normal retirement age of 65 or who have completed five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59-1/2. If the participant's service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant's consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the plan document.

      PARTICIPANT LOANS - Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500. Loan terms range from 1-5 years or up to 10 years for the purpose of purchasing a primary residence. Interest rates range from 7% to 10%.

      INVESTMENT OPTIONS PRIOR TO OCTOBER 1, 1999 - Employee and employer contributions were invested in the following options:

         Fixed Income Fund - Funds are invested in the Fidelity Managed Income Portfolio.

         Equity Fund - Funds are invested in common stock of various companies, with residual amounts invested in a short-term investment fund.

         Talbots Stock Fund - Funds are invested in Talbots, Inc. common stock, with residual amounts invested in a short-term investment fund.

         Balanced Fund - Funds are invested in fixed income securities, corporate debt and common stock of various companies, with remaining amounts invested in a short-term investment fund.

      INVESTMENT OPTIONS EFFECTIVE OCTOBER 1, 1999 - Employee and employer contributions are invested in the following options. Investment objectives are as stated in the prospectus:

         AXP New Dimensions Fund - Funds are invested in a master portfolio, which primarily invests in common stocks showing potential for significant growth, seeking to provide shareholders with long-term growth of capital.

         Invesco Total Return Fund - Funds are invested in a combination of common stocks of companies with a strong history of paying regular dividends and debt securities seeking to achieve a high total return on investment through capital appreciation and current income.

         PIMCO Total Return Fund - Funds are invested in intermediate maturity fixed income securities seeking maximum total return consistent with preservation of capital and prudent investment management.

         Baron Asset Fund - Funds are invested in securities of small- and medium-sized companies with undervalued assets or favorable growth prospects seeking capital appreciation.

         Janus Overseas Fund - At least 65% of the Funds are invested in securities of issuers from at least five different countries, excluding the United States, seeking long-term growth of capital.

         Davis New York Venture Fund (Class A) - Funds are invested in common stock of U.S. companies with market capitalization of at least $5 billion seeking growth of capital.

         AETC Income Fund II - Funds are invested in another common, commingled or collective fund which has the same investment objective of seeking to preserve principal and income while maximizing current income.

         AETC Equity Index Fund II - Funds are invested in another common, commingled or collective fund, which has the same investment objective and which has a portfolio consisting of some or all of the securities based upon the Standard & Poor's 500 Index, seeking to achieve, as closely as possible, the rate of return of such an index.

         Talbots Stock Fund - Funds are invested in Talbots, Inc. common stock, with residual amounts invested in a short-term investment fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      RECLASSIFICATION AND ADOPTION OF SOP 99-3 - The Plan has adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," issued by the American Institute of Certified Public Accountants. As a result, a reclassification has been made to eliminate the by-fund reporting for participant-directed investments in 1998.

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      VALUATION OF INVESTMENTS - The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices; shares of mutual funds or collective funds are recorded at net asset value. Participant loans are recorded at cost which approximates fair value.

      BENEFIT PAYMENTS - Benefit payments to participants are recorded when paid.

      ADMINISTRATIVE PLAN EXPENSES - Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 1999 and 1998, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds.

      ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    INVESTMENTS

      During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,199,320 and $2,388,180, respectively, as follows:

                                         1999              1998
                                         ----              ----
At fair value:
  Common stock                      $1,636,389        $2,331,129
  Mutual funds                         562,931                --
  Government notes and bonds                --            49,680
  Corporate notes and bonds                 --             7,371
                                    ----------        ----------
Total                               $2,199,320        $2,388,180
                                    ==========        ==========

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      In 1999 and 1998, the Plan had nonparticipant-directed investments representing loans to participants in the amount of $1,836,557 and $1,783,871, respectively. The amount of interest income on these loans for the years ended December 31, 1999 and 1998 was $136,198 and $198,034, respectively.

5.    PLAN TERMINATION

      In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.

6.    TAX STATUS OF THE PLAN

      The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 1999


                                                                         c) DESCRIPTION OF INVESTMENT,
                                                                            INCLUDING MATURITY DATE,
        b)  IDENTITY OF ISSUE, BORROWER,                                    INTEREST RATE, COLLATERAL,                  e) CURRENT
(a)         LESSOR OR SIMILAR PARTY                                         PAR OR MATURITY VALUE         d) COST          VALUE

     Nonparticipant-Directed Investments:
 *    Participant loans                     Participants                 (Interest rates ranging
                                                                         from 7.0% to 10.0%; various
                                                                         maturity dates through
                                                                         December 30, 2009)              $1,836,557   $ 1,836,557
                                                                                                                      -----------
     Total Nonparticipant-Directed                                                                                      1,836,557
      Investments                                                                                                     -----------

     Participant-Directed Investments:
 *    Talbots, Inc. Common Stock            Talbots, Inc.                Common Stock (216,479                          9,701,390
                                                                         shares)

 *   AETC Income Fund II                    American Express Trust Co.   Collective Fund (598,841                      11,684,590
                                                                         shares)

 *   AETC Equity Index Fund II              American Express Trust Co.   Collective  Fund (13,977                         557,958
                                                                         shares)

     PIMCO Total Return Fund                PIMCO Funds                  Mutual Fund (23,095                              228,647
                                                                         shares)

     Invesco Total Return Fund              Invesco                      Mutual Fund (693,518                          20,084,271
                                                                         shares)

 *   AXP New Dimensions Fund                American Express             Mutual Fund (831,367                          29,771,253
                                            Financial Advisors           shares)

     Baron Asset Fund                       Baron Funds                  Mutual Fund (5,607                               329,498
                                                                         shares)

     Davis New York Venture Fund
      (Class A)                             Davis Funds                  Mutual Fund (5,335                               153,439
                                                                         shares)

     Janus Overseas Fund                    Janus                        Mutual Fund (19,782                              735,913
                                                                         shares)                                      -----------
     Total Participant-Directed
      Investments                                                                                                      73,246,959
                                                                                                                      -----------
     TOTAL INVESTMENTS                                                                                                $75,083,516
                                                                                                                      ===========

*  Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned.

               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

Dated:   June 27, 2000                 PLAN ADMINISTRATOR
                                       By Administrative Committee


                                       By:  /s/ Edward L. Larsen
                                                Edward L. Larsen
                                                Administrative Committee Member


                                       By: /s/ Stuart M. Stolper
                                               Stuart M. Stolper
                                               Administrative Committee Member